VIA EDGAR

June 27, 2016

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Trust II (the “Trust”); File No. 811-4236 – Post-Effective Amendment No. 214

Dear Ms. White:

The following is provided in response to your request for an updated “Tandy” representation in connection with the correspondence filed by the Trust on June 23, 2016 in response to comments from the SEC with respect to the Registration Statement for Class R3 and Class R4 Shares of the JPMorgan Government Bond Fund. Additionally, as discussed, we will file revised correspondence to request approval for the Funds listed on Exhibit A to file a post-effective amendment to their registration statements pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933 (the “Securities Act”) for the purpose of registering Class R3 and Class R4 Shares of the Funds (the “Replicated Registration Statements”). We anticipate filing the Replicated Registration Statements on or before July 8, 2016 for an effective date of July 8, 2016 rather than July 1, 2016.

In connection with your review of Post-Effective Amendment 214 filed by the Trust on April 28, 2016, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4042.

Sincerely,

/s/ Jessica K. Ditullio

Jessica K. Ditullio

Assistant Secretary

EXHIBIT A

JPMorgan Equity Income Fund

JPMorgan Intrepid Mid Cap Fund

JPMorgan Large Cap Growth Fund

JPMorgan Mid Cap Growth Fund

JPMorgan Mid Cap Value Fund

JPMorgan Small Cap Equity Fund

JPMorgan Small Cap Value Fund

JPMorgan U.S. Equity Fund

JPMorgan U.S. Small Company Fund